Exhibit 4.30
To:
Melco PBL (Macau Peninsula) Limited, formerly known as Swift Profit Investments Limited (“Melco PBL”)
P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola
British Virgin Islands
Macau, 17 of July, 2007
Dear Sirs,

Re:
Promissory Transfer of Shares Agreement dated 17 May 2006 (“Agreement”) entered into between Melco PBL as promissory buyer and we, (i.) Double Margin Limited, a company duly incorporated under the laws of the British Virgin Islands (“Double Margin”), (ii.) Leong On Kei, aka Angela Leong (“Angela Leong”), as promissory sellers (“Promissory Sellers”), and (iii.) Sociedade de Fomento Predial Omar, Limitada, a company duly incorporated under the laws of Macau (“Omar”), in relation to the Purchase of the entire issued share capital of Omar.

We, Double Margin and Angela Leong refer to the Agreement. For convenience, all words and expressions use in this letter have the same meaning as defined in the Agreement, unless the contrary intention appears.
Under clause 6.1. of the Agreement: (i) completion should take place on or before January 27, 2007, upon fulfilment of the conditions precedent set forth in the Recital (d) and the conditions for completion set forth in clauses 6.1.1. and 6.1.2. of the Agreement; and (ii) if the said conditions for completion do not occur or fulfil on or before January 27, 2007, Melco PBL may agree with the Promissory Sellers for such other date of completion.

Pursuant to clause 6.1 of the Agreement and by a separate letter agreement dated 25 January 2007, Melco PBL and the Promissory Sellers have agreed to postpone the date of completion to July, 27, 2007.
We hereby inform that compliance with all the conditions above mentioned will not be fulfilled on or before July 27, 2007. Therefore, we propose a further extension of the date of completion, until July 27, 2008, and in case the aforesaid conditions remain unfulfilled by that date, then the completion date shall be further postponed if there is mutual agreement. The said further postponement of the completion date to July 27, 2008 shall not prejudice any of the rights and obligations of the PROMISSORY SELLERS, OMAR and MELCO PBL under the AGREEMENT, including but not limited to, all Melco PBL’s rights under clauses 6.1.2 and 6.1.3 of the Agreement.
Other than the further postponement of the completion date to July 27, 2008 operated by means of your acceptance of the terms and conditions of this letter, all other provisions of the Agreement, including but not limited to, all the conditions precedent and conditions for completion, shall remain fully valid and in force.
Please sign the enclosed copy of this letter to signify your acceptance and agreement to the terms and conditions of this letter set out herein.
Yours faithfully,
Double Margin Limited

SIGNED by Mr. Lee Chi Keong	)	/s/ Lee Chi Keong
)
in the presence of:-)		/s/ Kong Ieong

Witness : Kong Ieong, Connie	)

Leong On Kei aka Angela Leong	)	/s/ Angela Leong
)
signed in the presence of:-)

Witness: Kong Ieong, Connie	)	/s/ Kong Ieong

We hereby confirm our acceptance of and agreement to the terms and conditions of the letter set out above.

Melco PBL (Macau Peninsula) Limited	)	/s/ Clarence Chung
)
SIGNED by Clarence Chung	)
)
in the presence of:-)

Edmond Choi
Witness:-)		/s/ Edmond Choi